UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    4)*

PG&E CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

69331C108

(CUSIP Number)

Cathy Yanni

Trustee

PG&E Fire Victim Trust

Two Embarcadero Center, Suite 1500

San Francisco, CA 94111

(888) 664-1152

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 4, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 245.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69331C108

1.	NAMES OF REPORTING PERSONS PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 342,743,590 (1)(2)
	9.	SOLE DISPOSITIVE POWER 342,743,590(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(3)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Excludes any additional shares that may be issued to PG&E Fire Victim Trust (the “Trust”) pursuant to the Issuer’s Plan of Reorganization (the “Plan”). Pursuant to the Plan, effective as of July 1, 2020 (the “Effective Date”), in certain circumstances the Issuer is required to issue additional shares of its common stock, no par value (the “Common Stock”) to the Trust if, after the Effective Date, the Issuer issues additional shares of Common Stock pursuant to the Plan. The number of additional shares to be issued to the Trust is determined such that the Trust would have owned 22.19% of the outstanding Common Stock (as calculated pursuant to the Plan), assuming that any such additional issuances had occurred on the Effective Date.

(2)

The Trust has entered into an agreement with the Issuer pursuant to which, with respect to all matters subject to a vote of the shareholders other than matters directly related to the natural environment or safety, shares of Common Stock held by the Trust in excess of 9.9% of all outstanding shares of Common Stock will be voted in the same proportion as the votes of all other stockholders of the Issuer (“Mirror Voting”).

(3)

Calculated based on 2,465,411,810 shares of Common Stock outstanding on July 21, 2022, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on July 28, 2022 (the “Quarterly Report”).

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SCHEDULE 13D

CUSIP No. 69331C108

1.	NAMES OF REPORTING PERSONS Cathy Yanni, solely in her capacity as Trustee of the PG&E Fire Victim Trust
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 342,743,590(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 342,743,590

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 342,743,590
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9%(2)
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1)

Subject to limited exceptions, the Trust has entered into an agreement with the Issuer pursuant to which all shares of Common Stock held by the Trust in excess of 9.9% of the outstanding shares of Common Stock are subject to Mirror Voting.

(2)	Calculated based on 2,465,411,810 shares of Common Stock of the Issuer outstanding on July 21, 2022 as reported in the Issuer’s Quarterly Report.

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Explanatory Note

PG&E Fire Victim Trust (the “Trust”) and John K. Trotter, acting solely in his capacity as the trustee of the Trust (in such capacity, the “Original Trustee”), originally filed on July 10, 2020, and subsequently amended on July 9, 2021 (Amendment No. 1), February 2, 2022 (Amendment No. 2), and April 18, 2022 (Amendment No. 3) a Schedule 13D in respect of the Common Stock (such Schedule 13D, as so amended, the “Schedule 13D”). This Amendment No. 4 (the “Amendment”) amends and supplements information contained in the Schedule 13D and reflects the retirement of the Original Trustee as of July 1, 2022 and his replacement as set forth in amended Item 2 below. Except to the extent amended, supplemented or superseded by this Amendment, the information contained in the Schedule 13D remains in effect. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(1)

The Trust is a Delaware statutory trust, with a principal place of business located at Two Embarcadero Center, Suite 1500, San Francisco CA, 94111. The Trust is governed by the Trust Agreement described in further detail in Item 4 of the Schedule 13D and filed as Exhibit 4 thereto (the “Trust Agreement”).

To the best of the Trust’s knowledge, set forth on Schedule A annexed hereto (“Schedule A”) is the name, residence or business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship of the Claims Administrator and each of the members of the Trust Oversight Committee (each, as defined in the Trust Agreement).

(2)	Following the retirement of the Original Trustee on July 1, 2022, Cathy Yanni became the trustee of the Trust (in such capacity, the “Trustee”) pursuant to Section 5.2(d) of the Trust Agreement.

Each of the Trust and the Trustee is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

During the last five years, none of the Reporting Persons nor any person listed on Schedule A has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On October 4, 2022, the Trust sold 35,000,000 shares of Common Stock pursuant to a block trade with Morgan Stanley & Co. LLC (“Morgan Stanley”) at a price of $13.65 per share (the “October 2022 Block Trade”).

Item 5.	Interest in Securities of the Issuer.

Each of paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D is hereby amended to read in its entirety as follows:

(a)

As of the date hereof, the Trust beneficially owns directly 342,743,590 shares of Common Stock, currently representing 13.9% of the outstanding Common Stock, based on the Trust’s ability to direct the disposition of such shares of Common Stock.

The Trustee, in her capacity as such, may be deemed to indirectly beneficially own the Common Stock held by the Trust. The Trustee specifically disclaims beneficial ownership of the securities held by the Trust.

(b)

Items 7 through 10 of each of the cover pages of this Amendment are incorporated herein by reference. Neither the Trust nor the Trustee has sole or shared power to vote or direct the voting of any shares of Common Stock beneficially owned by the Trust, to the extent that such shares exceed 9.9% of the outstanding shares of Common Stock (other than matters directly related to the natural environment or safety), as they are subject to Mirror Voting (as described in Item 4 of the Schedule 13D).

(c)	The information set forth in Item 4 of this Amendment is incorporated by reference herein. Otherwise, the Trust has not effected any transactions in the Common Stock during the past 60 days.

The remainder of Item 5 of the Schedule 13D remains in effect.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following:

In connection with the October 2022 Block Trade, on October 4, 2022, the Trust entered into a lock-up letter agreement (the “October 2022 Lock-Up Agreement”) and agreed with Morgan Stanley that, subject to certain exceptions, without the prior written consent of Morgan Stanley it will not, and will not publicly disclose an intention to, in each case, during the period commencing on October 4, 2022 and ending 14 days thereafter (the “Restricted Period”), (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock it beneficially owns or any other securities so owned convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the Trust agreed with Morgan Stanley that, without the prior written consent of Morgan Stanley, it will not, during the Restricted Period, make any new demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock to the extent a public announcement or filing under the Securities Exchange Act of 1934, as amended, if any, is required of or voluntarily made by or on behalf of the Issuer or the Trust regarding the exercise of such demand during the Restricted Period. Morgan Stanley, in its sole discretion, may release the securities subject to the October 2022 Lock-Up Agreement described above in whole or in part at any time with or without notice. Morgan Stanley may consider various factors in its sole discretion regarding the foregoing.

The foregoing description of the October 2022 Lock-Up Agreement is qualified in its entirety by reference to the full text of the October 2022 Lock-Up Agreement, which is filed as Exhibit 2 to this Amendment and is incorporated by reference herein.

The information set forth in Item 4 of this Amendment is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description

1	Joint Filing Agreement, dated October 10, 2022, by and among PG&E Fire Victim Trust and Cathy Yanni, trustee thereof.

2	Lock-Up Letter Agreement dated October 4, 2022 by the PG&E Fire Victim Trust.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 10, 2022

PG&E FIRE VICTIM TRUST

By:	/s/ Cathy Yanni
Name:	Cathy Yanni
Title:	Trustee

/s/ Cathy Yanni
Cathy Yanni, solely in her capacity as trustee of PG&E Fire Victim Trust

SCHEDULE A

Name and Position	Present Principal Occupation	Business Address	Citizenship
David Agretelis	Claims Administrator of the Trust	Two Embarcadero Center, Suite 1500, San Francisco CA, 94111	United States

Amanda L. Riddle	Attorney and Partner at Corey, Luzaich, de Ghetaldi & Riddle LLP	700 El Camino Real, Millbrae, CA 94030	United States

Frank M. Pitre	Attorney and Partner at Cotchett, Pitre & McCarthy, LLP	840 Malcolm Road, Suite 200, Burlingame, CA 94010	United States

Douglas Boxer	Attorney and Partner at Law Office of Douglas Boxer	2561 California Park Drive, Suite 100, Chico, CA 95928	United States

Elizabeth Cabraser	Attorney and Partner at Lieff Cabraser Heimann & Bernstein, LLP	275 Battery Street, 29th Floor, San Francisco, CA 94111	United States

Bill Robins	Attorney and Partner at Robins Cloud LLP	808 Wilshire Boulevard #450, Santa Monica, CA 90401	United States

Gerald Singleton	Attorney and Partner at Singleton Schreiber, LLP	591 Camino de la Reina, Suite 1025, San Diego, CA 92108	United States

Steven J. Skikos	Attorney and Partner at Skikos, Crawford, Skikos & Joseph, LLP	1 Sansome Street, Suite 2830, San Francisco, CA 94104	United States

Amy Bach	Attorney and Executive Director at United Policyholders	381 Bush Street, 8th Floor, San Francisco, CA 94104	United States

Michael Kelly	Attorney and Shareholder at Walkup, Melodia, Kelly & Schoenberger	650 California Street, San Francisco, CA 94108	United States